Exhibit 12.2

Fifth Third Bancorp

Computations of Consolidated Ratios of Earnings to Combined Fixed Charges and Preferred Stock Dividend Requirements

($ In Millions)

	Year Ended December 31,
	2013	2012	2011	2010	2009
Excluding Interest on Deposits:

Fixed Charges:
Interest Expense (excluding interest on deposits)	$210	296	309	293	361
One-Third of Rents, Net of Income from Subleases	28	28	27	26	29
Preferred Stock Dividends	37	35	203	250	226

Total Fixed Charges	$275	359	539	569	616

Earnings:
Income Before Income Taxes	$2,598	2,210	1,831	940	767
Fixed Charges - Excluding Preferred Stock Dividends	238	324	336	319	390

Total Earnings	$2,836	2,534	2,167	1,259	1,157

Ratio of Earnings to Fixed Charges, Excluding Interest On Deposits	10.31x	7.06x	4.02x	2.21x	1.88x

Including Interest on Deposits:

Fixed Charges:
Interest Expense	$412	512	661	885	1,314
One-Third of Rents, Net of Income from Subleases	28	28	27	26	29
Preferred Stock Dividends	37	35	203	250	226

Total Fixed Charges	$477	575	891	1,161	1,569

Earnings:

Income Before Income Taxes	$2,598	2,210	1,831	940	767
Fixed Charges - Excluding Preferred Stock Dividends	440	540	688	911	1,343

Total Earnings	$3,038	2,750	2,519	1,851	2,110

Ratio of Earnings to Fixed Charges, Including Interest On Deposits	6.37x	4.78x	2.83x	1.59x	1.34x